No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263 [redacted]
Debt Markets 8232 85[redacted]

07020672

24 January 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Please note this filing is for the period Jan 11-24 inclusive.

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED

FEB 01 2007

THOMSON
FINANCIAL

dlw 1/30

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 January 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 November 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $36.05 each and expiring on 3 December 2006 (MBL0072);
- 5,000 options exercisable at $37.47 each and expiring on 4 February 2007 (MBL0077);
- 5,000 options exercisable at $35.22 each and expiring on 5 April 2007 (MBL0096);
- 6,834 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 1,000 options exercisable at $33.05 each and expiring on 8 July 2007 (MBL0109);
- 195,904 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,668 options exercisable at $32.77 each and expiring on 27 August 2007 (MBL0121);
- 49,075 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 9,168 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,668 options exercisable at $33.20 each and expiring on 14 October 2007 (MBL0132);
- 14,586 options exercisable at $30.51 each and expiring on 24 December

2007 (MBL0142);

- 1,668 options exercisable at $23.03 each and expiring on 12 February 2008 (MBL0155);
- 1,668 options exercisable at $20.50 each and expiring on 13 February 2008 (MBL0156);
- 1,666 options exercisable at $24.40 each and expiring on 8 May 2008 (MBL0178);
- 4,166 options exercisable at $25.92 each and expiring on 13 May 2008 (MBL0181);
- 3,017 options exercisable at $24.58 each and expiring on 22 May 2008 (MBL0182);
- 3,332 options exercisable at $21.12 each and expiring on 28 May 2008 (MBL0185);
- 4,166 options exercisable at $26.51 each and expiring on 1 August 2008 (MBL0193);
- 401 options exercisable at $24.42 each and expiring on 19 August 2008 (MBL0195);
- 158,810 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,666 options exercisable at $29.46 each and expiring on 16 September 2008 (MBL0203);
- 1,666 options exercisable at $29.46 each and expiring on 15 September 2008 (MBL0204);
- 1,665 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 7,134 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 3,332 options exercisable at $34.49 each and expiring on 6 November 2008 (MBL0226);
- 8,332 options exercisable at $34.44 each and expiring on 14 November 2008 (MBL0233);
- 1,668 options exercisable at $24.53 each and expiring on 3 December 2008 (MBL0238);
- 2,000 options exercisable at $33.95 each and expiring on 22 January 2009 (MBL0249);
- 12,666 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 76,740 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 28,194 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 28,932 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 1,666 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 8,876 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 966 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);

- 6,666 options exercisable at $32.75 each and expiring on 8 November 2009 (MBL0276);
- 5,799 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 2,899 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 1,666 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 4,166 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 15,061 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 5,681 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, on 15 December 2006, 1,674,934 fully paid ordinary shares were issued at a price of $70.23 via the Dividend Reinvestment Plan.

As at 31 December 2006 the number of issued fully paid ordinary shares was 253,151,224.

During the period 1 December 2006 to 31 December 2006 (inclusive), the following new options have been issued:

- 34,000 options exercisable at $71.92 each and expiring on 8 December 2011 (MBL0356); and
- 57,200 options exercisable at $75.57 each and expiring on 22 December 2011 (MBL0357).

Also, in the notification to ASX on 14 November 2006 of the positions as at 31 October 2006 it was stated that the following options were issued:

- 53,000 options exercisable at $72.17 each and expiring on 23 October 2011 (MBL0352).

In fact, the following options were issued:

- 49,000 options exercisable at $72.17 each and expiring on 23 October 2011 (MBL0352).

During the period 1 December 2006 to 31 December 2006 (inclusive), the following options have lapsed unexercised:

- 4,168 options exercisable at $31.31 each and expiring on 20 November 2008 (MBL0236);
- 2,267 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 3,334 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 2,790 options exercisable at $36.99 each and expiring on 8 October

2009 (MBL0273);
- 3,334 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 5,000 options exercisable at $49.51 each and expiring on 8 March 2010 (MBL0292);
- 10,839 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $67.85 each and expiring on 9 January 2011 (MBL0323);
- 11,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324);
- 1,121 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325);
- 11,000 options exercisable at $68.01 each and expiring on 10 April 2011 (MBL0330); and
- 6,599 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, in the notification to ASX on 12 December 2006 of the positions as at 30 November 2006 it was stated that the following options had lapsed unexercised:

- 10,000 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309).

In fact, the following options have lapsed unexercised:

- 7,630 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309).

The number of options on issue at 31 December 2006 was 35,067,409 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 December 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0099	5,000	$36.67	10/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0107	4,000	$33.54	04/07/2007
MBL0109	3,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	1,289,782	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0122	668	$33.06	28/08/2007
MBL0124	158,989	$30.51	30/08/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	55,774	$30.51	11/10/2007
MBL0133	6,668	$26.45	15/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	145,235	$30.51	24/12/2007
MBL0143	2,600	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	4,168	$25.92	13/05/2008
MBL0182	10,000	$24.58	22/05/2008

Listing of Macquarie Bank Limited Options

As at 31 December 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0183	3,334	$24.22	23/05/2008
MBL0184	1,668	$24.25	26/05/2008
MBL0185	1,668	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,394,494	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	425,077	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	4,000	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008

Listing of Macquarie Bank Limited Options

As at 31 December 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0236	4,166	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	6,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	29,168	$36.71	08/04/2009
MBL0261	22,502	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	49,168	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,192,781	$33.11	22/07/2009
MBL0268	2,397,256	$32.75	09/08/2009
MBL0269	1,919,583	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	591,300	$34.60	08/09/2009
MBL0272	158,171	$35.28	22/09/2009
MBL0273	168,489	$36.99	08/10/2009
MBL0274	69,468	$39.64	22/10/2009
MBL0275	63,036	$40.81	08/11/2009
MBL0276	87,534	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	109,069	$32.75	22/11/2009
MBL0280	46,800	$44.88	08/12/2009

Listing of Macquarie Bank Limited Options

As at 31 December 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	20,000	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	8,334	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	77,500	$49.16	22/02/2010
MBL0292	27,500	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,719,764	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	107,370	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	69,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010

Listing of Macquarie Bank Limited Options

As at 31 December 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0323	28,500	$67.85	09/01/2011
MBL0324	50,000	$70.47	23/01/2011
MBL0325	106,879	$63.09	08/02/2011
MBL0326	3,334	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,157,789	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	20,480	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	205,000	$64.43	08/09/2011
MBL0346	4,495	$61.79	22/09/2011
MBL0347	54,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	49,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	24,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
	35,067,409		

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

15 January 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 12th January, was 0.14%.

Yours faithfully

Michael Panikian
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,580
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$76.82
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Macquarie Bank Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
253,194,457	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,117,756	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 January 2007
(Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE

15 January 2007

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 8.15% per annum in respect of the next distribution period, which commenced on Monday 15 January 2007 and ceases on Sunday 15 April 2007 (inclusive). The distribution payment date will be on Monday 16 April 2007 and the record date will be Wednesday 28 March 2007.

Distribution rate for above securities	8.15% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 15 January 2007 to Sunday 15 April 2007 (inclusive)
Base Interest Rate*	6.45% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 16 April 2007
Record Date	Wednesday 28 March 2007

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Michael Panikian
Assistant Company Secretary
of Macquarie Bank Limited

Caroline Webb
Company Secretary
of Macquarie Finance Limited

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 30[illegible]
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

ASX/Media Release

ALINTA

16 January 2007 – Macquarie Bank Limited (Macquarie) notes today the statement made by Alinta and highlights the following in relation to that statement:

- Macquarie was first contacted by the Chairman of Alinta, John Poynton, on January 2, 2007, requesting its involvement in advising an MBO Group. Macquarie had no prior knowledge or involvement prior to this date. Macquarie was advised that this request followed an unsuccessful approximate two month attempt by the MBO Group under advice from another investment bank. Macquarie was also advised that all of Alinta's directors had been aware of the MBO initiative for some time and were receiving independent advice on the MBO proposal from Carnegie Wylie & Company and JP Morgan & Co.
- Macquarie advised John Poynton and the MBO Group that it would consider acting for the MBO Group only if Alinta consented to Macquarie's involvement, and continued to view the MBO approach as friendly;
- On January 8, 2007, Macquarie provided Alinta's Independent Directors with a letter, which inter alia was "an indication of Macquarie's interest in considering participating in the Proposal", if it was "a friendly approach".
- On January 10, 2007, Alinta wrote to Macquarie, acknowledging that Macquarie's "intentions are friendly rather than hostile, recognising that Alinta and Macquarie have had a long advisory relationship."
  Alinta advised that "the Directors intend to consider the indicative proposal only once a detailed proposal is received".

Macquarie is continuing to discuss with Alinta its possible participation in any process the company wishes to undertake.

For further information, please contact:

Erica Sibree, Investor Relations	Tel: +612 8232 5008
Lisa Jamieson, Public Relations	Tel: +612 8232 6061

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$76.82
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Macquarie Bank Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
253, 194,509	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
35,117,756	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 January 2007
(Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,800 @ $30.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,800 on 18/01/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,198,309 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,113,956 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 January 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,326
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,772 @ $28.74 1,675 @ $61.79 9,879 @ $63.09
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,326 on 19/01/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,211,635	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,100,630	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment *with an existing +class of quoted* +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period *(if issued upon conversion of* another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX *(including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 January 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

ALINTA

21 January 2007 – In response to speculative statements in the press regarding Macquarie's role in relation to Alinta, Macquarie makes the following statement.

Macquarie takes its responsibility to its clients seriously and has always acted in the best interests of Alinta.

Macquarie was first contacted by the Chairman of Alinta, John Poynton, on January 2, 2007, requesting its involvement in advising an MBO Group. Macquarie was advised that this request followed an unsuccessful attempt by the MBO Group under advice from another investment bank.

Macquarie was advised that the Alinta Independent Directors had been aware of the Management Buy Out ("MBO") proposal for some time and were receiving independent advice on the MBO proposal from Carnegie Wylie & Company and JP Morgan & Co.

After being advised of the MBO proposal, Macquarie recognised the potential conflicts of interest. In accordance with the Bank's strict compliance protocols, Macquarie executives sought legal advice in relation to all aspects of Macquarie's possible involvement with the MBO proposal including potential conflicts of interest.

Macquarie has always made clear that it would not progress any proposal to Alinta in connection with the MBO other than on a friendly basis, with the agreement of the Alinta Independent Directors and in accordance with appropriate protocols agreed with the Alinta Independent Directors. Macquarie has

always believed, and continues to believe, that the potential conflicts of interest are capable of being appropriately managed with the informed consent of the Alinta Independent Directors.

Until protocols have been agreed between the two parties, Macquarie will not have a role. This is consistent with Macquarie's position from the outset.

Macquarie believes it has acted carefully and entirely appropriately in relation to managing any conflicts and communicating with the Alinta Independent Directors.

Alinta has publicly confirmed its wish to continue to work with Macquarie to resolve any potential issues.

For further information, please contact:

Matthew Russell, Public Relations Tel: 0410 699 532

Lisa Jamieson, Public Relations Tel: 0416 237 332

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,200 @ $28.74 500 @ $30.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,500 on 22/01/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,213,135	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,099,130	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 January 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.